Exhibit 99.1

Table VI
Description of Open Loans of Prior Limited Partnerships
(unaudited)
NOT COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

   Three Year Summary of Loans Originated by Prior Limited Partnerships. During the three-year period ending December 31, 2007, loans were made by prior programs with investment objectives similar to those of the partnership. The following table provides a summary of the loans originated for the three-year period as of December 31, 2007. The last column of the following chart reflects total outstanding loan balances on all loans for each prior program including those which originated prior to the three (3) year period ending December 31, 2007.

Name of partnership	Number of Loans	Estimated Total Amount of Loans Made 01/01/05 to 12/31/07	Outstanding Loan Balances Originated 01/01/05 to 12/31/07	Total Outstanding Loans as of 12/31/07
CMI	6	$531,750	—	—
RMI	1	$75,000	—	—
RMI II	0	—	—	—
RMI III	7	$776,750	—	—
RMI IV	26	$5,360,951	$2,709,669	$2,795,811
RMI V	15	$1,980,500	$1,045,997	$1,120,793
TOTAL	55	$8,724,951	$3,755,666	$3,916,604

Name of partnership	Number of Loans	Estimated Total Amount of Loans Made 01/01/05 to 12/31/07	Outstanding Loan Balances Originated 01/01/05 to 12/31/07	Total Outstanding Loans as of 12/31/07
RMI VI	39	$8,544,795	$4,694,898	$4,944,898
RMI VII	43	$11,423,911	$5,417,638	$6,202,522
RMI VIII	154	$469,995,953	$269,679,082	$305,567,954
TOTAL	236	$489,964,659	$279,791,618	$316,715,374

A further breakdown of these loans according to the type of deed of trust, the California County location of the property securing the loans, and the type of property securing the loan is provided below:

For Prior Private Partnerships:

Loans

First Trust Deeds	$5,715,651
Second Trust Deeds	$2,953,300
Third Trust Deeds	$56,000
Total	$8,724,951

Location of Loans

Santa Clara	$1,275,000
Alameda	$1,112,500
Solano	$970,000
Contra Costa	$932,800
San Mateo	$770,000
Los Angeles	$531,000
San Francisco	$500,000
San Diego	$439,500
San Joaquin	$437,500
El Dorado	$371,000
Mariposa	$225,000
Monterey	$203,500
Santa Cruz	$185,000
Napa	$175,000
Sacramento	$147,000
Placer	$142,500
Riverside	$125,000
Stanislaus	$110,651
Tuolumne	$72,000
Total	$8,724,951

Type of Property

Single Family (1-4 units)	$6,615,800
Commercial	$1,998,500
Raw Land	$110,651
Apartments	—
Total	$8,724,951

A further breakdown of these loans according to the type of deed of trust, the location of the property securing the loans, and the type of property securing the loan is provided below:

For Prior Public Partnerships:

Loans

First Trust Deeds	$238,530,764
Second Trust Deeds	$240,220,895
Third Trust Deeds	$11,213,000
Total	$489,964,659

Location of Loans

San Francisco	$137,366,925
Alameda	$63,839,500
Los Angeles	$56,529,020
Sacramento	$54,126,250
Contra Costa	$35,075,500
San Mateo	$29,903,500
Santa Clara	$23,458,250
Napa	$18,565,000
Solano	$12,602,000
San Diego	$8,076,000
San Joaquin	$6,972,200
Butte	$6,873,300
Fresno	$6,795,615
Riverside	$5,382,500
Sonoma	$4,945,000
Marin	$4,635,000
Sutter	$4,463,900
Amador	$2,635,000
Placer	$2,232,500
Stanislaus	$990,649
Orange	$697,000
Monterey	$633,000
Kern	$568,000
San Bernardino	$563,000
El Dorado	$200,000
Santa Cruz	$130,000
All Others	$1,706,050
Total	$489,964,659

Type of Property

Single Family (1-4 units)	$308,921,310
Commercial	$150,133,500
Raw Land	$21,684,849
Apartments	$9,225,000
Total	$489,964,659